WILLIAMS LAW GROUP, P.A.

2503 W. Gardner Ct.

Tampa FL 33611

Phone:  813-831-9348

Fax:  813-832-5284

August 7, 2005

Mr. Thomas Kluck

United States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549-0408

Re:     Sputnik, Inc.

    Registration Statement on Form SB-2

    Amendment No. 1.

    File No. 333-126158

Dear Mr. Murao:

    On behalf of Sputnik, Inc., attached is a clean and marked Amendment No. 1 to the above registration statement.

    We have enclosed a cross reference sheet for the disclosure comments.  It references the page number in the marked copy.

    We believe that we have adequately addressed all concerns and comments.

    Thank you for your consideration.

Sincerely,

/s/ Michael T. Williams, Esq.

Michael T. Williams, Esq.